Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended June 30, 2022

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2022	Quarter ended March 31, 2022	Quarter ended June 30, 2021
Total income from operations (net)	216,320	209,682	185,834
Net Profit / (Loss) before tax and exceptional items	33,520	37,324	38,600
Net Profit / (Loss) before tax but after exceptional items	33,520	37,324	38,600
Net Profit / (Loss) after tax and exceptional items	25,589	30,925	32,375
Total Comprehensive Income after tax	27,328	35,396	35,677
Equity Share Capital	10,965	10,964	10,958
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	647,194	647,194	542,137
Earnings Per Share (of ₹ 2/- each)
Basic:	4.69	5.64	5.92
Diluted:	4.67	5.63	5.90

[1]

Balance for the three months ended June 30, 2022 and March 31, 2022 represent balances as per the audited interim condensed statement of financial position for the year ended March 31, 2022 and balance for the three months ended June 30, 2021 represent balances as per the audited interim condensed statement of financial position for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the three months ended June 30, 2022 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2022. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2022	Quarter ended March 31, 2022	Quarter ended June 30, 2021
Total income from operations (net)	215,286	208,607	184,674
Net Profit / (Loss) before tax and exceptional items	33,520	37,324	38,733
Net Profit / (Loss) before tax but after exceptional items	33,520	37,324	38,733
Net Profit / (Loss) after tax and exceptional items	25,589	30,925	32,480
Total Comprehensive Income after tax	27,150	35,317	35,714
Equity Share Capital	10,965	10,964	10,958
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	643,066	643,066	538,052
Earnings Per Share (of ₹ 2/- each)
Basic:	4.69	5.64	5.94
Diluted:	4.67	5.63	5.92

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

[1]

Balance for the three months ended June 30, 2022 and March 31, 2022 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2022 and balance for the three months ended June 30, 2021 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2021, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the three months ended June 30, 2022 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2022. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2022	Quarter ended March 31, 2022	Quarter ended June 30, 2021
Total income from operations (net)	162,556	155,856	139,901
Net Profit / (Loss) before tax and exceptional items	29,437	60,895	29,073
Net Profit / (Loss) before tax but after exceptional items	29,437	60,895	29,073
Net Profit / (Loss) after tax and exceptional items	22,166	54,788	18,041
Total Comprehensive Income after tax	16,909	54,076	16,195

The audited standalone financial results (under Ind AS) of the Company for the three months ended June 30, 2022 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2022. The statutory auditors have expressed an unmodified audit opinion.

Note:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: July 20, 2022	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054